

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Xiangfeng Lin
Chief Executive Officer and Chairman
Sky Digital Stores Corp.
8/F, South Block, Resources Tech Building
1 Song Ping Shan Road, High-tech Industrial Park
Nanshan District
Shenzhen, P.R.C. 518057

> **Re: Sky Digital Stores Corp.**
> **Form 8-K**
> **Filed May 6, 2011, as amended July 12, 2011 and August 15, 2011**
> **File No. 000-52293**

Dear Mr. Lin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via Facsimile: (212) 930-9725
       Gregory Sichenzia, Esq.
       Sichenzia Ross Friedman Ference LLP